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                                                                    EXHIBIT 99.1
                                                                    ------------

                                                            Corporate Disclosure
                                                           [English Translation]
                                                                  March 30, 2005


                    RESOLUTION ON OVERSEAS ISSUANCE OF BONDS
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1.   Class and issuance bond issuance No. : 26th issuance of Senior Unsecured
     Notes

2.   Total face value of the bond to be issued :
     a.   Value in a foreign currency unit : up to USD 250,000,000
     b.   Value in KRW : KRW 254,775,000,000
     c.   Exchange rate : KRW 1,019.10 per USD

3.   Place of issuance : U.S.A. and Eurodollar markets

4.   Method of issuance : Public offering

5. Purpose of financing : The bonds to be issued will be used for general corporate purposes, including the repayment of the existing debts.

6.   Interest rate : To be determined
     (The yield of the U.S. Treasury with the same maturity + credit spread)

7. Maturity of the bonds to be issued : Expected to be five to ten years from the payment date, and will be determined in consideration of market situations.

8.   Payment method of the interests : semi-annually in arrears

9.   Payment method of the principal: bullet payment at maturity

10.  Description of bond issuance
     a.   144A offering to QIBs in the U.S.
     b. Public offering (Reg. S. offering) in the other countries (to be listed in Singapore Stock Exchange)

11. Subscription and payment dates : To be determined, and will be set in consideration of market situations. The board of directors issued an approval on the condition that subscription and payment shall be completed within the second quarter 2005.

12.  Lead manager : UBS and JPMorgan

13.  Name of the markets for the bonds' listing : Singapore Stock Exchange

14.  Date of the BOD resolution : March 30, 2005
     -    Attendance of outside directors

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          Outside director : four out of five outside directors were present.
          Audit Committee members who are not outside directors : none

15.  Others
     a. The issuance No. was determined for the purpose of the Company's internal bond management.
     b. Total face value of the bonds to be issued could change depending on market situation at the time of issuance.
          -    USD 250 million is the ceiling amount for the issuance.
     c. The above-mentioned total face value in KRW was calculated based on the final mid-FX rate quoted on the day prior to the BOD resolution (March 29, 2005), and is subject to change according to the FX rate of the payment date.
     d. The Representative Director or anyone else designated by the Representative Director is authorized to :
          -    determine the final total face value within the approved ceiling
          -    determine the final subscription, payment and maturity dates
          - determine the final interest rates in consideration of market situations
          - sign, deliver and amend, if necessary, various contracts, the Offering Circular and all other related documents
          - determine and execute details of issuance procedures and other conditions that are required for issuance of the bonds but not mentioned above
          -    do other incidental matters concerning the issuance of the bond